Filed pursuant to Rule 424(b)(3)
Registration No. 333-257496
PROSPECTUS SUPPLEMENT NO. 10
(to Prospectus dated July 9, 2021)
Proterra Inc
161,169,124 Shares of Common Stock
28,941,556 Shares of Common Stock Underlying Warrants and Convertible Notes
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This prospectus supplement supplements the prospectus dated July 9, 2021, as supplemented by Prospectus Supplement No. 1, dated August 11, 2021, Prospectus Supplement No. 2, dated August 13, 2021, Prospectus Supplement No. 3, dated September 8, 2021, Prospectus Supplement No. 4, dated September 13, 2021, Prospectus Supplement No. 5, dated October 15, 2021, Prospectus Supplement No. 6, dated November 12, 2021, Prospectus Supplement No. 7, dated December 9, 2021, Prospectus Supplement No. 8, dated December 16, 2021, and Prospectus Supplement No. 9, dated January 24, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257496). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on February 23, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.02 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 161,169,124 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 41,500,000 shares of common stock issued in a private placement pursuant to subscription agreements entered into on January 11, 2021; (ii) up to 6,797,072 shares of common stock issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for shares of our Class B ordinary shares originally issued in a private placement to ArcLight CTC Holdings, L.P. (the “Sponsor”); and (iii) up to 112,872,052 shares of common stock issued or issuable to certain former stockholders and other security holders of Proterra (the “Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 60,006,701 shares of common stock; (b) up to 25,437,033 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 3,504,523 shares of common stock issuable upon the exercise of certain warrants (the “Proterra warrants”); (d) 11,111,287 shares of common stock issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock that certain Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions.
In addition, the Prospectus and this prospectus supplement relates to the offer and sale of (i) up to 3,504,523 shares of common stock issuable by us upon exercise of the Proterra warrants that were previously registered, and (ii) up to 25,437,033 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered.
Our common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “PTRA”. On February 22, 2022, the last reported sales price of our common stock was $8.16 per share.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 56 of the Prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 23, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

Appointment of Roger M. Nielsen as Director

On February 16, 2022, the Board of Directors (the “Board”) of Proterra Inc (the “Company”), upon the recommendation of the Nominating and ESG Committee, appointed Roger M. Nielsen to serve as a member of the Board to fill the vacancy created by the resignation of John F. Erhard. The Board also appointed Mr. Nielsen to serve on the Board’s audit committee. These appointments will be effective March 2, 2022. Mr. Nielsen will serve as a Class I director with an initial term expiring at the Company’s 2022 annual meeting of stockholders.

Mr. Nielsen served as President and Chief Executive Officer of Daimler Trucks North America from April 2017 to April 2021, with responsibility for all aspects of Daimler Trucks North America and its affiliated companies in the Western Hemisphere, Australia and New Zealand. During the same period, he also served as a member of the Board of Management of Daimler Truck AG. From May 2001 to April 2017, Mr. Nielsen served as Daimler Trucks North America's Chief Operating Officer with responsibility for the company's manufacturing network in the United States, Mexico and Canada, as well as all levels of operations in quality, supplier management, logistics and application engineering. Beginning in 2001, he also served on the boards of Daimler Trucks North America's subsidiaries, Thomas Built Bus and Freightliner Custom Chassis Corporation, serving as the chairman of both entities from April 2017 to April 2021. From 2001 until their divestitures in 2003 and 2005, respectively, Mr. Nielsen was vice-chairman of Orion Bus Industries and American LaFrance. Mr. Nielsen earned a Bachelor of Science degree in Industrial Engineering from Oregon State University. The Board appointed Mr. Nielsen as a director because of his extensive managerial and board experience and his product development, distribution and supply chain experience in commercial vehicle manufacturing.

Mr. Nielsen has no arrangements or understandings pursuant to which he was appointed a director and he does not have any transactions reportable under Item 404(a) of Regulation S-K.

Mr. Nielsen will be compensated in accordance with the Company’s standard compensation policy, as may be amended from time to time, for its non-employee directors, which is generally described under the heading “Modifications to Non-Employee Director Compensation” in the Company’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 9, 2021. Mr. Nielsen will also enter into our standard indemnification agreement, a form of which was previously filed with the SEC as Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (No. 333-252674) on April 7, 2021.

Resignation of Jochen M. Goetz as Director

On February 22, 2022, the Board received a letter from Mr. Jochen M. Goetz resigning as a director of the Company and as a member of the Board’s audit committee. His resignation will be effective March 2, 2022.
There are no disagreements between Mr. Goetz and the Company or the Board.